













INVEST IN **GULLAK (YC S22)**

Gullak automates savings & invests these in gold

LEAD INVESTOR

Ravi Shankar Engineer at Chrsyler

Gullak is a great investment opportunity because India loves Gold. The things which I love the most about Gullak is their amazing founding team. Within just three months of their launch they have achieved great traction. A great team with a great product is a success mantra - this is where Gullak strikes. The product they are offering the nation addresses a concern in the current society. Yes it is business, but not commercial. They are helping the people help themselves to meet their future goals. I do not doubt their ability or vision in having their footprint all over within no time.

Invested $1,000 this round & $1,001 previously

gullak.money Delaware City Delaware

Technology | Fintech & Finance | Y Combinator | Female Founder | B2C

Highlights

1. $350k Monthly GTV in 60 days, growing 25% Weekly
2. 40k transacting customers, 41% share organic and referral, 1.75% take rate
3. Team grew Juspay eng from 10 to 350, Seed to Series C, and built payment system for Govt of India
4. 10+ product releases in 60 days, achieved in 2 months 50% of what competition achieved in a year
5. $2.2m raised as part of the current round, and $1.3m prior to YC from Better Capital and Stellaris
6. Notable investors include Better Capital, Rebel Partners, GMO Fintech Venture Fund, Pioneer Fund

Our Team

Naimisha Rao Co-Founder & Growth

Head of Growth Marketing @ Twin Health (Sequoia Funded Series C Company)

Dilip Jain Co-Founder & Eng

Head of Engineering @ Juspay (SoftBank Funded Series C Company)

Manthan Shah Co-Founder & Product

IIT Kharagpur, Head of Product @ Juspay (SoftBank Funded Series C Company)

Gullak is a mobile app that automates savings & invests these in Gold.

We launched in India 60 days ago and have grown from 0 to 40k transacting users and hit a monthly GTV of $280K already.

We are growing 25% week on week.

Gullak
Gullak Automates Savings and Invest these in Gold.

Gullak's Founding team is the team which built BHIM UPI App (10Mn Downloads in 10 Days), this was launched by the PM of India.

We built large scale payment systems for partners like GooglePay / Amazon, processing more than 30Mn payments/day.

This is the same team that has built more than 40+ consumer brands & their initial growth strategy.

Built payment stack for GooglePay/ AmazonPay
600M payments/month

Manthan Shah
IIT Kharagpur.
Product,
Head of Product, Juspay
(SoftBank Funded Series C Company)

Dilip Jain
Engineer,
Head of Engineering, Juspay
(SoftBank Funded Series C Company)

Naimisha Rao
Growth,
Head of Growth Marketing, Twin Health
(Sequoia Funded Series C Company)

- Core Team at Juspay, grew engineering team from 10 to 350 members, Seed to Series C
- Core part of building digital payments infrastructure(BHIM UPI) for Govt of India - 6 Billion payments/month through UPI.
- Built first in the world 1-Click Card Payments System for Visa India
- Scaled the growth team from 10 to 70 & increased annualised revenue from $400K to $5.8Mn in just 6 months
- Key part of 40+ B2C brand's growth journeys

India is a nation of savers but the way the majority of India saves is non-smart & does not create wealth. There are 200 Mn Indians who save manually in bank deposits, the returns from these instruments do not even beat India's inflation.

India 🧡 Savings But,

Bank Deposits	Stocks & Mutual Funds
200 Mn	**20 Mn**
<5% returns	~12% returns

Gold is an instrument that India loves - 30Bn worth of gold is purchased in India every year by middle income households.

Gold has great cultural significance in India & there is high familiarity with the asset class.

India 🧡 Gold

200 Mn

Indian households own some amount of Gold which gives 10% annual returns

Despite gold being a familiar asset class & giving 5% higher returns than bank deposits, 200 Mn Indians still save manually in these non wealth creating bank deposits.

This is largely because the ways to save in Gold required painful discrete activities such as manually accumulating money to buy gold, going to offline stores to buy this gold, incurring storage charges & more.

The minimum ticket size for purchasing gold at these stores is $50 adding to more friction to saving in Gold.

Saving in Gold - A Pain

- Can only be bought Physically in stores
- Minimum purchasing amount - $50
- Requires manual accumulation







Old Way

- <5% returns - Bank deposits
- Min investment - $50 in physical Gold
- Manual savings

Our Way

- 10% returns - Gold
- Min investment - $1 in digital Gold
- Automated savings via UPI autopay

Using automated savings, Gullak now makes it extremely easy for users to save small amounts regularly ($1/day) in digital Gold.

This was not possible a year ago because the underlying infrastructure (UPI Autopay) was missing.

Until a year ago,

Building Automated Gold Savings App for the 200 Million Indians was not possible

Save $1 Daily For 20 years
Gullak App Link
1. Choose Daily Amount
2. Choose Duration(Yrs)
3. Choose UPI App
Save Daily
₹200

In 60 days we're at $350K Monthly GTV, growing 25% weekly

Monthly GTV vs Week
Monthly GTV
500K
400K
300K
200K
100K
$33K
$48K
$80K
$160K
$278K
$357K
26 Jun
10 July
24 July
7 Aug
21 Aug
28 Aug
Week

40,000
Transacting Customers

41% Share
Organic and Referral

1.75%
Take rate

60 Days
40+ Experiments
10+ Product releases

41% Non Paid

Referrals + Organic @ $0.7
★ Nano Influencers + Variable Rewards

59% Paid

Paid channels @ $3.17
★ 30+ Affiliate partners

Who are our Users?

70%	80%	50%
Save in bank deposits(<5% returns)	Earn less than $12K PA(Middle income)	Able to save less than 10% of income

Top Reasons for saving - House, Child's education,Marriage & emergency fund

With 50 Mn Indians saving $2/day & with gold backed lending, this is a $1.5Bn

market opportunity.

$1.2B

$24 in revenue /year /user **x**
50Mn customers

Forward-looking projections cannot be guaranteed.

Appendix

Make Wealth Creation Accessible to a Billion Indians



Unfair Advantage

Unfair Advantage

Stellar Team
- Domain expertise to build a customised savings app for these 200 Mn with agility - UPI, AA

Great Traction
- Aggressive growth - 50% of what competition achieved in a year
- Growing 25% WoW & will hit $100K MRR in 9 months

Forward-looking projections cannot be guaranteed.

Savings App for 200M Indians

Savings 2.0 6 Months	Goals	Gamified savings	Savings Assistant	In App UPI Autopay
Gold super app 12 Months	Savings schemes	Gold Gifting	Gold Card	
Wealth super app 3 Years	Finsights	Other asset classes - Fixed Income / MF		

Journey so far



$1.3M Raised — Pre-seed round — Feb

Got into YC — Launched Beta Version of app — May

Gold Delivery — App V2 - Monthly Reminders — July

Prototype Launch — Hired team of 10 • User Research — Mar

Public Launch — Growth and Marketing experiments — June

100% ⬆ Avg Daily Saving Amount



Average Investment Amount - Bi monthly

$0.73 → $0.97 → $1.06 → $1.37

(July - First Half, July - Second Half, Aug - First Half, Aug - Second half)

- Timely Push Notifications
- Savings Challenge - Streak
- Gold Delivery

Reducing CAC

47% ⬇
Paid CAC $6 to $3.17

- Channel mix change
- Ads optimized for lower funnel
- Communication iteration

PN - ⬆20% GTV

Push notifications as a means to nurture users & increase GTV.
Micro rewards, gold price, timed rewards, jackpots worked the best.

Forward-looking projections cannot be guaranteed.